UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SILK ROAD MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

82710M100

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82710M100	SCHEDULE 13D	Page 2 of 12

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 82710M100	SCHEDULE 13D	Page 3 of 12

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 82710M100	SCHEDULE 13D	Page 4 of 12

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 589584101	SCHEDULE 13D	Page 5 of 12

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) with the SEC on August 12, 2024, (as amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the Schedule 13D on August 12, 2024, the Reporting Persons purchased 24,105 Shares between August 13, 2024 and September 16, 2024. All of these Shares were purchased for the benefit of the Managed Account.

Since the filing of the Schedule 13D on August 12, 2024, the Issuer consummated a merger (the “Merger”) pursuant to which each issued and outstanding Share was cancelled and converted into the right to receive $27.50 in cash, without interest. In connection with the Merger, the Reporting Persons’ 2,062,181 Shares, which consisted of 91,063 Shares sold for the benefit of Managed Account, 449,483 Shares sold for the benefit of Systematic Master Fund, 1,431,513 Shares sold for the benefit of PRA Master Fund, and 90,122 Shares sold for the benefit of Relative Value Master Fund, were cancelled and converted into the right to receive $27.50 in cash, without interest.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

(a)           As of the closing of the Merger on September 17, 2024, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.

(b)           As of the closing of the Merger on September 17, 2024, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.

(c)           The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as set forth in Schedule C and Item 4 of this Amendment No. 1, the Funds had no transactions in the Shares since the filing of the Schedule 13D on August 12, 2024. All of the transactions set forth on Schedule C attached hereto were effected in the ordinary course of business of Magnetar Financial for the Managed Account. The transactions in the Shares set forth on Schedule C were effected in open market transactions on the NASDAQ and various other trading markets.

(d)           As of September 17, 2024, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2024

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By:	/s/ Hayley A. Stein
Name:	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Hayley A. Stein
Name:	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Hayley A. Stein
Name:	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley A. Stein
Name:	Hayley A. Stein
Title:	Attorney-in-fact for David J. Snyderman

SCHEDULE C

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
9/3/2024	5,500	27.12735 (3)
9/4/2024	18,605	27.11116 (4)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $27.12735 per share, at prices ranging from $27.11 to $27.15 per share.

(4) Reflects a weighted average purchase price of $27.11116 per share, at prices ranging from $27.045 to $27.15 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 19, 2024, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on September 19, 2024.